UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2007
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐   Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated October 23, 2007.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram________ Name: Yaniv Baram Title: Corporate Secretary

Dated: October 23, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated October 23, 2007.

Exhibit 1

Elbit Systems Joint Venture With Rockwell Collins, VSI Awarded JHMCS Contracts Valued At More Than $60 Million

Haifa, Israel, October 23, 2007 – Elbit Systems Ltd. (NASDAQ: ESLT) announced that its joint venture with Rockwell Collins, Vision Systems International LLC (VSI), a leader in advanced Helmet Mounted Display (HMD) technology, received several new contracts with a total value of more than $60 million.

 The Boeing Company awarded VSI a contract for the delivery of more than 300 additional Joint Helmet Mounted Cueing Systems (JHMCS). VSI has supplied the JHMCS to Boeing since the program’s inception in 1996; this award represents their eighth production contract.

Under the Boeing agreement, VSI will provide JHMCS hardware, including spares, technical support and support equipment for the Full Rate Production - Lot 4 (FRP-4). Additional contracts will satisfy U.S. government domestic requirements for numerous aircraft such as the U.S. Air Force F-15 and F-16, Air National Guard F-15, U.S. Navy F/A-18E/F, as well as foreign military sales for Greece (F-16), Poland (F-16), Belgium (F-16), Turkey (F-16), Australia (F/A-18), Switzerland (F/A-18) and Canada (F/A-18).

“With the addition of Belgium and other Air Forces, VSI now has a total of 19 customers for JHMCS,” said Drew Brugal, President of VSI.  “Our products are providing unprecedented situational awareness to pilots throughout the world.”

 The JHMCS provides the pilot with “first look, first shot” high off-boresight weapons engagement capabilities. The system enables the pilot to accurately cue onboard weapons and sensors against enemy aircraft and ground targets without the need to aggressively turn the aircraft or place the target in the Heads-Up Display (HUD) for designation.  Critical information and symbology, such as targeting cues and aircraft performance parameters, are graphically displayed directly on the pilot’s visor.  This information, combined with the display of data-link cues, as well as, navigational and aircraft performance parameters provides the pilot with a tremendous increase in situational awareness.

About VSI

Formed in 1996, VSI, is a joint venture between EFW Inc., an Elbit Systems of America company and a subsidiary of Elbit Systems Ltd. (NASDAQ: ESLT), and Rockwell Collins (NYSE: COL).  VSI was formed to develop, manufacture and support fixed wing HMDs worldwide.  VSI today is the leading supplier of fixed-wing HMDs worldwide.  In addition to the JHMCS production, VSI is developing the advanced HMD for the F-35 (JSF), a QuadEyeTM Night Vision Cueing & Display (NVCD) system for the US Navy and US Air Force, and is also producing the Display and Sight Helmet (DASH) Generation IV HMD under multiple contracts.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact:

Joseph Gaspar, Corporate VP & CFO

Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd
Tel: +972-4-8316663
Fax: +972-4-8316944

E-mail: gspr@elbit.co.il

             daliarosen@elbit.co.il

IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 Fax: +972-3-607–4711 E-mail: info@gkir.com

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) REGARDING ELBIT SYSTEMS LTD. AND/OR COMPANIES IN THE ELBIT SYSTEMS GROUP, TO THE EXTENT SUCH STATEMENTS DO NOT RELATE TO HISTORICAL OR CURRENT FACT. FORWARD LOOKING STATEMENTS ARE BASED ON MANAGEMENT’S EXPECTATIONS, ESTIMATES, PROJECTIONS AND ASSUMPTIONS. FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AS AMENDED. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE CERTAIN RISKS AND UNCERTAINTIES, WHICH ARE DIFFICULT TO PREDICT. THEREFORE, ACTUAL FUTURE RESULTS, PERFORMANCE AND TRENDS MAY DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, WITHOUT LIMITATION: SCOPE AND LENGTH OF CUSTOMER CONTRACTS; GOVERNMENTAL REGULATIONS AND APPROVALS; CHANGES IN GOVERNMENTAL BUDGETING PRIORITIES; GENERAL MARKET, POLITICAL AND ECONOMIC CONDITIONS IN THE COUNTRIES IN WHICH THE ELBIT SYSTEMS GROUP OPERATES OR SELLS, INCLUDING ISRAEL AND THE UNITED STATES AMONG OTHERS; DIFFERENCES IN ANTICIPATED AND ACTUAL PROGRAM PERFORMANCE, INCLUDING THE ABILITY TO PERFORM UNDER LONG-TERM FIXED-PRICE CONTRACTS; AND THE OUTCOME OF LEGAL AND/OR REGULATORY PROCEEDINGS THE FACTORS LISTED ABOVE ARE NOT ALL-INCLUSIVE, AND FURTHER INFORMATION IS CONTAINED IN ELBIT SYSTEMS LTD.’S LATEST ANNUAL REPORT ON FORM 20-F, WHICH IS ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. ALL FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS RELEASE. ELBIT SYSTEMS DOES NOT UNDERTAKE TO UPDATE ITS FORWARD-LOOKING STATEMENTS.